UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

Commission File Number 0-18927
CUSIP Number 875378101

NOTIFICATION OF LATE FILING

(Check one):         [   ] Form 10-K  [    ] Form 20-F  [    ] Form 11-K  [ X ] Form 10-Q  [    ] Form 10-D
[    ]  Form N-SAR [    ] Form N-CSR

For Period Ended: December 31, 2012

[     ]           Transition Report on Form 10-K                                  [     ]           Transition Report on Form 10-Q
[     ]           Transition Report on Form 20-F                                   [     ]           Transition Report on Form N-SAR
[     ]           Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________

PART I.   REGISTRANT INFORMATION

Full Name of Registrant:  Tandy Brands Accessories, Inc.
Former Name if Applicable: ________________________
Address of Principal Executive Office (Street and Number): 3631 West Davis, Suite A
City, State and Zip Code:  Dallas, Texas  75211

PART II.   RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

During the second quarter of fiscal 2013, the Company experienced unexpected weakness in its gifts business.  As a result of this and other factors, the Company has notified its senior lender it is in violation of the fixed charge coverage ratio covenant contained in its credit facility.  Management of the Company has had to devote a considerable amount of time and effort to dealing with the issues that could result from this violation and Management is currently in negotiations with its senior lender to address this violation.  There can be no assurances that these negotiations will be successful or that the Company will be able to identify and negotiate acceptable alternatives and if the Company is unable to do so, its business and financial position could be materially adversely affected.  As a result of addressing these issues, the Company was unable to file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2012 by the required filing date.  The Company intends to file its Form 10-Q as soon as practicable, but does not expect to be in a position to make such filing by the fifth calendar day following the required filing date.

PART IV.   OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Chuck Talley                                                (214)519-5200
(Name)                                       (Area Code)                (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[  X  ]  Yes   [   ]   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X  ]   Yes   [    ]   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the circumstances described in Part III of this Form, the Company anticipates its financial results will be significantly negatively impacted when compared to the corresponding period for the prior fiscal year.  However, the Company is currently not able to make a reasonable estimate of the range of such changes due to a number of factors.  These include (i) ongoing gifts returns at higher than historical norms, resulting in reduced gross margins and higher inventory reserves which cannot be accurately forecasted at this time, (ii) difficulty in estimating recovery values associated with the potential sale of distressed inventory and assets, (iii) the potential for impairment charges associated with any sale of distressed inventory and assets, (iv) the potential impact of short-term and/or long-term alternatives which may result from ongoing discussions with the Company’s senior lender to address the covenant violation, and (v) constrained resources of the finance team as a result of addressing the foregoing and its work with a consultant engaged to explore additional sources of capital.

Certain statements contained in this Form 12b-25 that are not statements of historical fact constitute forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “may,” variations of such words, and similar expressions are intended to identify forward-looking statements.  In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our business, and other characterizations of future events or circumstances are forward-looking statements.  We have based these forward-looking statements on our current expectations about future events, estimates and projections about the industry in which we operate.  These statements are not guarantees of future performance.  Our actual results may differ materially from those suggested by these forward-looking statements as a result of a number of known and unknown risks and uncertainties that are difficult to predict including, without limitation, our ability to address any potential liquidity concerns, general economic and business conditions, competition in the accessories and gifts markets, acceptance of our product offerings and designs, issues relating to distribution, the termination or non-renewal of our material licenses, our ability to maintain proper inventory levels, a significant decrease in business from or loss of any of our major customers or programs, and others identified under “Risk Factors” included in our 2012 Annual Report on Form 10-K.  Given these risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements.  The forward-looking statements included in this report are made only as of the date hereof.  Except as required under federal securities laws and the rules and regulations of the United States Securities and Exchange Commission, we do not undertake, and specifically decline, any obligation to update any of these statements or to publicly announce the results of any revisions to any forward-looking statements after the distribution of this report, whether as a result of new information, future events, changes in assumptions, or otherwise.

Tandy Brands Accessories, Inc.
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 14, 2013                                                                      By: /s/ N. Roderick McGeachy, III
N. Roderick McGeachy, III
Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).